AETNA INSURANCE COMPANY OF AMERICA
                             AICA GUARANTEED ACCOUNT
                            CREDITED INTEREST OPTION

      Supplement dated November 28, 1997 to Prospectus Dated May 1, 1997

The information in this supplement updates and amends the information contained in the Prospectus dated May 1, 1997 (the "Prospectus") and should be read with that Prospectus.

[bullet] Incorporation of Certain Documents By Reference

The following is added to the section entitled "Incorporation of Certain Documents By Reference" located on the inside cover of the Prospectus.

The Company's latest Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, filed with the Commission pursuant to Section 15(d) of the Exchange Act, is incorporated by reference into this Prospectus. Part I of Form 10-Q is part of this Supplement.

The Company's Quarterly Reports on Form 10-Q, for the quarters ending March 31, 1997 and June 30, 1997, filed with the Commission pursuant to Section 15(d) of the Exchange Act, are incorporated by reference into this Prospectus.

[bullet] Additional Withdrawal Option

The following has been changed throughout the Prospectus:

"Additional Withdrawal Option" to "Systematic Distribution Option"

[bullet] Guaranteed Term

The definition of Guaranteed Term under the section entitled "Glossary" on page 3 of the Prospectus has been replaced with the following:

The period of time specified by the Company for which a specific Guaranteed Rate or Rates are offered on amounts invested during a specific Deposit Period. Guaranteed Terms are made available by the Company subject to the Company's terms and conditions, including, but not limited to, the Company's right to restrict allocations to new purchase payments or deposits (such as by prohibiting transfers into a particular Guaranteed Term from any other Guaranteed Term or from any other funding option or by prohibiting the reinvestment of Matured Term Value into a particular Guaranteed Term). The Company may offer more than one Guaranteed Term of the same duration and credit one with a different rate subject to certain restrictions such as requiring the use of the Dollar Cost Averaging Program.

[bullet] Market Value Adjustment

The second paragraph of the section entitled "Market Value Adjustment" in the SUMMARY on page 4 of the Prospectus has been replaced with the following:

This provision does not apply to (1) amounts transferred on the Maturity Date;
(2) amounts transferred under the Maturity Value Transfer Provision; (3) amounts distributed under one of the Systematic Distribution Options described in the Contract Prospectus; and (4) amounts transferred from a Guaranteed Term in connection with the Dollar Cost Averaging Program described in the Contract Prospectus. However, if the Certificate Holder discontinues the Dollar Cost Averaging Program and the amounts in it are transferred in accordance with the Company's terms and conditions governing Guaranteed Terms, to another Guaranteed Term, a market value adjustment will apply.

[bullet] Maturity of a Guaranteed Term

The second paragraph of the section entitled "Maturity of a Guaranteed Term" in the SUMMARY on page 4 of the Prospectus has been replaced with the following:

If the Company does not receive direction from the Certificate Holder by the Maturity Date, the Matured Term Value will be reinvested in the Guaranteed Account for a new Guaranteed Rate and Term under the then current Deposit Period. The new Guaranteed Term will have the same length to maturity as the Guaranteed Term that is maturing. If such a Guaranteed Term is not available, the transfer will be to the next shortest available Guaranteed Term or if no shorter Guaranteed Term is available, to the next longer available Guaranteed Term. (See "Maturity of a Guaranteed Term").

[bullet] Contributions to the Guaranteed Account

The section entitled "Contributions to the Guaranteed Account" in the DESCRIPTION OF THE AICA GUARANTEED ACCOUNT on page 6 has been replaced with the following:

Amounts may be invested in the Guaranteed Account for the Guaranteed Terms and at the Guaranteed Rates available during the then current Deposit Period by allocating all or a portion of your Purchase Payment(s) to the Guaranteed Account. You may also elect to transfer accumulated values from other funding options available under the Contract or from other Guaranteed Terms of the Guaranteed Account to the Guaranteed Account, subject to the transfer limitations described in the Contract. The Company may also limit the number of Guaranteed Terms an individual may select. At this time, if the Certificate Holder has the Dollar Cost Averaging Program in effect in a Guaranteed Term and wishes to add an additional deposit to be dollar cost averaged, all amounts to be dollar cost averaged will have to be combined and the dollar cost averaging amounts will be recalculated. This will affect the duration of amounts in the Guaranteed Term.

The Company reserves the right to limit the number of investment options selected during the Accumulation Period. At this time there is no limit on the number of investment options selected during the Accumulation Period, but the number of investment options that may be selected at any one time by a Certificate Holder is limited to 18. Each Guaranteed Term is counted as one investment option. There is no minimum amount required if investments come from Purchase Payments; however, you must meet the minimum purchase amounts that are set forth in your Contract. There is a $500 minimum for transfers from other funding options.

Amounts invested in the Guaranteed Account during a Deposit Period may not be transferred during that Deposit Period or for 90 days after the close of that Deposit Period, except in connection with the Maturity Value Transfer Provision, the Dollar Cost Averaging Program or the cessation by the Certificate Holder of the Dollar Cost Averaging Program in certain circumstances, or the selection of a Systematic Distribution Option available under the Contract for periodic or systematic distributions (see "Transfers").

[bullet] Guaranteed Rates

The first paragraph of the section entitled "Guaranteed Rates" in the DESCRIPTION OF THE AICA GUARANTEED ACCOUNT on page 6 has been replaced with the following:


Guaranteed Rates are the interest rates that are guaranteed by the Company to be credited on amounts invested during a Deposit Period for a specific Guaranteed Term. The Company may offer different Guaranteed Rates on Guaranteed Terms of the same duration and may have certain restrictions apply to the use of any Guaranteed Terms such as, but not limited to, the requirement of the use of the Dollar Cost Averaging Program. The Company may also limit the number of Guaranteed Terms an individual may select. Guaranteed Rates are annual effective yields, reflecting a full year's interest. The interest is credited daily at a rate that will produce the guaranteed annual effective yield over the period of one year.

[bullet] Maturity of a Guaranteed Term

The second paragraph of the section entitled "Maturity of a Guaranteed Term" in the DESCRIPTION OF THE AICA GUARANTEED ACCOUNT on page 7 of the Prospectus has been replaced with the following:

If no direction from the Certificate Holder is received by the Company at its Home Office by the Maturity Date, the Company will automatically reinvest the Matured Term Value in the Guaranteed Account during the new Deposit Period. The Matured Term Value will be invested for a Guaranteed Term having the same length to maturity as the Guaranteed Term that is maturing. If such a term is not available, the transfer will be to the next shortest available Guaranteed Term. If no shorter Guaranteed Term is available, the next longer Guaranteed Term will be used. The new Guaranteed Term may have a different length of time to maturity than the maturing Guaranteed Term. For example, if a 3-year Guaranteed Term matures and no direction is received, and a 3-year Guaranteed Term is not available in the current Deposit Period, but a 1 year Guaranteed Term is available for maturities, the Matured Term Value may be reinvested in the 1 year Guaranteed Term, which is the next shortest Guaranteed Term then available.

[bullet] Transfers

The first and second paragraphs of the section entitled "Transfers" in the TRANSFERS AND WITHDRAWALS on page 8 of the Prospectus has been replaced with the following:

As described in the Contract Prospectus, all or any portion of accumulated values under the Contract may be transferred to the Guaranteed Account or to other funding options available under the Contract. The Company reserves the right to limit the number of investment options selected during the Accumulation Period. At this time there is no limit on the number of investment options selected during the Accumulation Period, but the number of investment options that may be selected at any one time by a Certificate Holder is limited to 18. Each Guaranteed Term is counted as one investment option. The minimum amount that may be transferred from other investment options to the Guaranteed Account is $500.

Amounts applied to a Guaranteed Term during a Deposit Period may not be transferred to any other funding option or to another Guaranteed Term during that Deposit Period or for 90 days after the close of that Deposit Period. This restriction does not apply to the selection of Systematic Distribution Options available under the Contract or to transfers relating to the Dollar Cost Averaging Program. However, if the Certificate Holder discontinues the Dollar Cost Averaging Program, the Company may require that all amounts in that Guaranteed Term be transferred into another Guaranteed Term in accordance with the Company's terms and conditions governing Guaranteed Terms. A market value adjustment will apply. (See Contract Prospectus).

[bullet] Market Value Adjustment

This section replaces the first paragraph in the MARKET VALUE ADJUSTMENT on page 8 of the Prospectus with the following:

A Market Value Adjustment ("MVA") is applied to amounts transferred or withdrawn from the Guaranteed Account before the Maturity Date, including transfers made in order to elect a nonlifetime Annuity Option, but excluding transactions under the Maturity Value Transfer Provision, transfers made in connection with the Dollar Cost Averaging Program (unless the transfer is made as a result of the discontinuance by the Certificate Holder of the Dollar Cost Averaging Program.-- See "Transfers"), and amounts withdrawn under one of the Systematic Distribution Options.

                       AETNA INSURANCE COMPANY OF AMERICA
     (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)


                                TABLE OF CONTENTS


                                                                            PAGE
PART I.       FINANCIAL INFORMATION (unaudited)

Item 1.       Financial Statements

         Statements of Income...............................................  3
         Balance Sheets.....................................................  4
         Statements of Changes in Shareholder's Equity......................  5
         Statements of Cash Flows...........................................  6
         Condensed Notes to Financial Statements............................  7
         Independent Auditors' Review Report................................  9

                                      (2)

PART I.  FINANCIAL INFORMATION

Item 1.  Financial Statements

                       AETNA INSURANCE COMPANY OF AMERICA
     (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                              Statements of Income
                                   (thousands)

                                                 3 Months Ended September 30,  9 Months Ended September 30,
                                                 ---------------------------   ----------------------------
                                                          1997          1996           1997          1996
                                                        ------        -------        -------       -------
Revenue:
  Charges assessed against policyholders ..........    1,760.1       $ 373.2       $4,057.5      $  757.6
  Net investment income............................    1,975.2         341.0        4,853.0         673.5
  Net realized capital gains (losses) .............       18.5          --             88.6         (17.1)
  Other income ....................................       55.0          --            168.4          --
                                                      --------       -------        -------       -------
        Total revenue .............................    3,808.8         714.2        9,167.5       1,414.0

Benefits and expenses:
  Current and future benefits .....................    1,622.6         533.6        4,241.8         714.8
  Operating expenses ..............................      786.1         306.2        2,544.9       1,903.6
  Amortization of deferred policy acquisition costs      408.8          --          1,026.2          --
                                                      --------       -------        -------       -------
       Total benefits and expenses ................    2,817.5         839.8        7,812.9       2,618.4

Income (loss) before income
   taxes (benefits) ...............................      991.3        (125.6)       1,354.6      (1,204.4)

Income taxes (benefits) ...........................      342.6         (41.1)         387.8        (363.7)
                                                      --------       -------        -------       -------
Net income (loss) .................................   $  648.7       $ (84.5)      $  966.8      $ (840.7)
                                                      ========       =======       ========      ========

See Condensed Notes to Financial Statements.


                                      (3)

                       AETNA INSURANCE COMPANY OF AMERICA
    (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                                 Balance Sheets
                         (thousands, except share data)


                                                            September 30,      December 31,
Assets                                                           1997              1996
-----                                                       -------------      ------------
Investments:
  Debt securities available for sale, at fair value
     (amortized cost $112,896.5 and $24,736.8)                $114,776.2        $ 24,770.3
Cash and cash equivalents                                       13,766.6          51,842.3
Deferred policy acquisition costs                               39,049.8          21,057.0
Accrued investment income                                        1,683.5             325.8
Deferred tax asset                                               3,002.4           1,289.7
Income taxes receivable                                           --               1,133.2
Other assets                                                     1,055.2             447.6
Separate accounts assets                                       601,301.3         303,518.6
                                                              ----------        ----------
       Total assets                                           $774,635.0        $404,384.5
                                                              ==========        ==========

Liabilities and Shareholder's Equity
------------------------------------
Liabilities:
  Policyholders' funds left with the Company                  $133,718.4        $ 64,445.4
  Other liabilities                                              2,025.2           4,753.2
  Due to parent and affiliates                                     526.6             347.2
  Income taxes payable                                              73.5            --
  Separate accounts liabilities                                601,301.3         303,518.6
                                                              ----------        ----------
       Total liabilities                                       737,645.0         373,064.4
                                                              ----------        ----------
Shareholder's equity:
  Common capital stock, par value $2,000 (1,275 shares
   authorized, issued and outstanding)                           2,550.0           2,550.0
  Paid-in capital                                               32,550.0          27,550.0
  Net unrealized capital gains                                     121.7              90.3
  Retained earnings                                              1,768.3           1,129.8
                                                              ----------        ----------
       Total shareholder's equity                               36,990.0          31,320.1
                                                              ----------        ----------
         Total liabilities and shareholder's equity           $774,635.0        $404,384.5
                                                              ==========        ==========


See Condensed Notes to Financial Statements.

                                      (4)

                       AETNA INSURANCE COMPANY OF AMERICA
    (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                 Statements of Changes in Shareholder's Equity
                                  (thousands)



                                                  9 Months Ended September 30,
                                                  ----------------------------
                                                     1997            1996
                                                     ----            ----

Shareholder's equity, beginning of period         $31,320.1        $12,133.0

Capital contribution                                5,000.0           --

Net change in unrealized capital gains (losses)        31.4           (102.2)

Net income (loss)                                     966.8           (840.7)

Other changes                                        (328.3)          --
                                                  ---------        ---------
Shareholder's equity, end of period               $36,990.0        $11,190.1
                                                  =========        =========



See Condensed Notes to Financial Statements.


                                      (5)

                       AETNA INSURANCE COMPANY OF AMERICA
    (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                            Statements of Cash Flows
                                  (thousands)


                                                                          9 Months Ended September 30,
                                                                          ----------------------------
                                                                                 1997            1996
                                                                                 ----            ----
Cash Flows from Operating Activities:
         Net income (loss)                                                 $     966.8      $   (840.7)
         Adjustments to reconcile net income (loss) to net cash used for operating activities:
         Increase in accrued investment income                                (1,357.7)          (69.7)
         Increase in deferred policy acquisition costs                       (17,992.8)      (13,657.6)
         Net change in amounts due to/from parent and affiliates                 179.4          (174.6)
         Net (decrease) increase in other assets and liabilities              (1,003.8)        5,555.5
         Net decrease in income taxes                                           (730.4)       (2,782.4)
         Net accretion of discount on debt securities                           (309.6)          (61.3)
         Net realized capital (gains) losses                                     (88.6)           17.1
                                                                            ----------       ---------
               Net cash used for operating activities                        (20,336.7)      (12,013.7)
                                                                            ----------       ---------
Cash Flows from Investing Activities:
         Proceeds from sales of:
           Debt securities available for sale                                 12,012.6         2,410.0
           Short-term investments                                              1,000.0          --
         Investment maturities and repayments of:
           Debt securities available for sale                                  2,802.9          --
         Cost of investment purchases in:
           Debt securities available for sale                               (105,029.5)       (2,458.8)
           Short-term investments                                             (1,000.0)         --
                                                                            ----------       ---------
               Net cash used for investing activities                        (90,214.0)          (48.8)
                                                                            ----------       ---------
Cash Flows from Financing Activities:
         Deposits and interest credited for investment contracts              71,075.9        43,734.9
         Withdrawal of investment contracts                                   (3,600.8)         --
         Capital contribution                                                  5,000.0          --
                                                                            ----------       ---------
               Net cash provided by financing activities                      72,475.1        43,734.9

Net (decrease) increase in cash and cash equivalents                         (38,075.6)       31,672.4
Cash and cash equivalents, beginning of period                                51,842.3         4,044.2
                                                                            ----------       ---------
Cash and cash equivalents, end of period                                   $  13,766.6      $ 35,716.6
                                                                           ===========      ==========

Supplemental cash flow information:
    Income taxes paid, net                                                 $     734.0      $  2,232.0
                                                                           ===========      ==========


See Condensed Notes to Financial Statements.


                                      (6)

                       AETNA INSURANCE COMPANY OF AMERICA
     (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                     Condensed Notes to Financial Statements

1.  Basis of Presentation
    ---------------------

    Aetna Insurance Company of America (the "Company") is a stock life insurance company organized in 1990 under the insurance laws of Connecticut and is a wholly owned subsidiary of Aetna Life Insurance and Annuity Company ("ALIAC"). ALIAC is a wholly owned subsidiary of Aetna Retirement Holdings, Inc. ("HOLDCO"). HOLDCO is a wholly owned subsidiary of Aetna Retirement Services, Inc., whose ultimate parent is Aetna Inc.("Aetna").

    The financial statements have been prepared in accordance with generally accepted accounting principles and are unaudited. Certain reclassifications have been made to 1996 financial information to conform to the 1997 presentation. These interim statements necessarily rely heavily on estimates, including assumptions as to annualized tax rates. In the opinion of management, all adjustments necessary for a fair statement of results for the interim periods have been made. All such adjustments are of a normal, recurring nature. The accompanying condensed financial statements should be read in conjunction with the financial statements and related notes as presented in the Company's 1996 Annual Report on Form 10-K. Certain financial information that is normally included in annual financial statements prepared in accordance with generally accepted accounting principles, but that is not required for interim reporting purposes, has been condensed or omitted.

2.  Future Applications of Accounting Standards
    -------------------------------------------

    Financial Accounting Standard ("FAS") No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in June 1996 and provides accounting and reporting standards for transfers of financial assets and extinguishments of liabilities.

    FAS No. 125 is effective for 1997 financial statements; however, certain provisions relating to accounting for repurchase agreements and securities lending are not effective until January 1, 1998. Provisions effective in 1997 did not have a material effect on the Company's financial position or results of operations. The Company does not expect adoption of this statement for provisions effective in 1998 to have a material effect on its financial position or results of operations.

                                      (7)

                       AETNA INSURANCE COMPANY OF AMERICA
     (A wholly owned subsidiary of Aetna Life Insurance and Annuity Company)

                     Condensed Notes to Financial Statements
                                   (Continued)


2.  Future Applications of Accounting Standards (Continued)
    -------------------------------------------------------

    FAS No. 130, Reporting Comprehensive Income, was issued in June 1997 and establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income encompasses all changes in shareholder's equity (except those arising from transactions with owners) and includes net income, net unrealized capital losses on available for sale securities. As this new standard only requires additional information in a financial statement, it will not affect the Company's financial position or results of operations. FAS No. 130 is effective for fiscal years beginning after December 15, 1997, with earlier application permitted. The Company is currently evaluating the presentation alternatives permitted by the statement.

3.  Benefit Plans
    -------------

    As of March 31, 1997, ALIAC transferred to the Company, approximately $505.0 thousand of accrued liabilities, primarily related to the allocation of pension and postretirement benefit expenses that had been previously allocated to ALIAC. The after-tax amount of this transfer (approximately $328.3 thousand) is reported as a reduction of retained earnings.

4.  Litigation
    ----------

    The Company is not currently involved in litigation.

5.  Shareholder's Equity
    --------------------

    On June 26, 1997, the Company received a $5.0 million capital contribution from ALIAC.

                                      (8)

                       Independent Auditors' Review Report


The Board of Directors
Aetna Insurance Company of America:

We have reviewed the accompanying condensed balance sheet of Aetna Insurance Company of America as of September 30, 1997, and the related condensed statements of income for the three-month and nine-month periods ended September 30, 1997 and 1996, and the related condensed statements of changes in shareholder's equity and cash flow for the nine-month periods ended September 30, 1997 and 1996. These condensed financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet of Aetna Insurance Company of America as of December 31, 1996, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended (not presented herein); and in our report dated March 20, 1997, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of December 31, 1996, is fairly presented, in all material respects, in relation to the balance sheet from which it has been derived.


                                                      /s/ KPMG PEAT MARWICK LLP


November 3, 1997
Hartford, Connecticut

                                      (9)